FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number _____0-16174____

<u>   **TEVA PHARMACEUTICAL INDUSTRIES LIMITED**   </u>
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
<u>   **Petach Tikva 49131 Israel**   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F <u>   X   </u>   Form 40-F <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): <u>   </u>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>   </u>   No <u>   X   </u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-<u>   </u>



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: Liraz Kalif / Kevin Mannix
                  Teva Investor Relations
                  (011) 972-3-926-7281 / (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA TO REPORT FIRST QUARTER 2007 FINANCIAL RESULTS ON MAY 2, 2007

CONFERENCE CALL SCHEDULED FOR 8:30 AM ET

Jerusalem, Israel, April 17, 2007 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its first quarter 2007 financial results on Wednesday, May 2, 2007. The earnings release will be available on Teva's web site at www.tevapharm.com prior to the call.

Teva will host a conference call and live webcast on that same day, at 08:30AM ET to discuss its first quarter 2007 results and overall business environment. A Question & Answer session will follow this discussion.

Investors and other interested parties may access a live webcast through Teva's web site at www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call can be accessed until May 9, 2007 at 11:59 (ET), by calling 1-(201) 612-7415 outside the U.S. or 1-(877) 660-6853 in the U.S. The Pass Code to access the replay is: Account #3055 and Conference ID #238370.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                              Name: Dan Suesskind
                              Title: Chief Financial Officer

Date: April 17, 2007